

May 6, 2013

<u>Via E-mail</u>
Vladimir Nedrygaylo
President
Drimex Inc.
311 S. Division Street
Carson City, NV 89703

> **Re: Drimex Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed April 22, 2013**
> **File No. 333-186510**

Dear Mr. Nedrygaylo:

We have received your response to our prior comment letter to you dated February 8, 2013 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment 1. We note your reference in your response to us to "$2000 revenue." This statement does not appear consistent with the disclosures in your registration statement including statements on page 5 such as "[t]he proceeds of this offering may not be sufficient for us to achieve revenues," "we anticipate that we will incur increased operating expenses without realizing any revenues," "it is doubtful that we will generate any operating revenues," "[w]e have yet to earn revenue," and "no revenues as of this date." We also note the statements on page 9 "when and if we generate revenues" and "[t]here can be no assurances as to the timing of when we will generate revenues, if at all." Likewise page 10 states "without revenue." You state on page 12 "if and when we generate revenues." Page 13 states "we have not generated revenues and no revenues are anticipated until we complete our initial business development." We note on page 16 "[w]e are in start-up stage operations and have not generated any revenues." Please significantly revise your registration statement to clarify the date and source of revenues. Please also further explain what operating activities you have engaged in, whether related to the generation of these revenues or otherwise, that led you to conclude that your operations are more than nominal.

Vladimir Nedrygaylo
Drimex Inc.
May 6, 2013
Page 2

Prospectus Summary, page 3

2. Please revise the first paragraph to clarify that you do not have any physical offices.

3. Please delete the statement in the first sentence of the third paragraph suggesting that you have already started operations given that you are currently in the development stage and will not begin executing your business plan until after the offering period is complete. Otherwise, please provide us with your basis for this statement that you commenced operations on the day of incorporation.

4. We note your response to our prior comment 11. Please revise your burn rate discussion to state how much cash you currently have on hand and the date you will run out of funds without the addition of capital.

The Offering, page 4

5. We note your response to our prior comment 34. Please revise this section to state that you do not plan to sell these securities in the United States. Please also tell us whether you believe Regulation S would be available for this offering and, if so, why you have elected to conduct a registered public offering under the federal securities laws.

Risk Factors, page 5

6. We note your response to our prior comment 5. We note that Mr. Nedrygaylo lives in the Russian Federation. Please add a separate risk factor addressing difficulties this may cause in managing a business with significant operations in the United States including dealing with issues with your vendors and managing inventory.

7. In this regard please also add a separate risk factor addressing risks to investors related to your sole officer and director residing outside the United States such as the difficulties in serving process against him, obtaining jurisdiction over him or foreign assets, or enforcing judgments obtained in US courts against him,

8. We note your response to our prior comment 33. We note the disclosure on page 20 that Mr. Nedrygaylo will also be working as a consultant buying cars from North America. Please tell us whether as a consultant he may ever purchase power sport vehicles. If that is the case please add a separate risk factor addressing the fact that he may be bidding against his Drimex customers or bidding for vehicles that could otherwise be obtained for Drimex inventory.

As an "emerging growth company," page 8

9. We note your response to our prior comment 19. Please revise the third bullet on page 8 to also state that you will not be required to hold the shareholder advisory "say on pay" and "say on frequency" votes.

Blue sky laws may limit your ability to sell, page 8

10. We note your response to our prior comment 17. Please revise to clarify that the not all states recognize the manual exemption.

Due to the lack of a trading market, page 10

11. We note your response to our prior comment 21. Please also revise the statement here "following the completion of the offering" to state, if true, that you mean following the completion of the offering period which may last for a year or a year and a half if you extend it.

Use of Proceeds, page 12

12. We note your response to our prior comment 20. You state in your response to us that you have "identified these fees separately on page 12." We are unable to locate the revision to which you refer. Please revise your table in this section to separately identify the legal and professional fees you will incur in connection with the offering and those fees you will incur as a reporting company. If it is the case that in your first year you will incur $9,000 in offering expenses, as shown on page II-1, as well as $9,000 in ongoing legal and professional fees, then please revise your budget and plan of operations disclosure throughout the prospectus.

Management's Discussion and Analysis, page 13

Plan of Operation, page 13

Rent Warehouse or Office, page 15

13. We note your response to our prior comments 5 and 24. We note on page 19 that you plan lease space from shipping companies in the US and contract with those companies to manage your inventory. We also note on page 15 that you plan to rent office and warehouse space near New Jersey. Please revise the disclosure in this section to clarify whether you are referring to leasing space from a shipping company that will also manage your inventory. Please also explain why you will need to rent office space near New Jersey if your sole officer resides in the Russian Federation.

14. Please also discuss whether your sole officer utilizes or plans to utilize any office space in the Russian Federation to run your business and any arrangements by the company related to that space.

Projected Revenue, page 15

15. With a view to revised disclosure please explain to us how you will "stay profitable" if you have revenues of $1250 per month and expenses of $2083 per month.

Description of Business, page 18

16. We note your response to our prior comment 29. Please revise to clarify how many vehicle shipping companies within the US you plan to do business with and when you will perform the internet search. We note a reference to multiple "shipping companies" and a single "vehicles carrier." We also note the statement that you "are going to find vehicles carrier for shipping within the US using Internet search." Please revise to clarify whether you mean that you will do an internet search every time a customer purchases a vehicle, or whether you will do a single search to select the carrier that you will always do business with, explaining when this will occur.

Government Regulation, page 20

17. We note your response to our prior comments 2 and 15. We note your statement on page 20 that you "are in business of reselling and shipping motorcycles, all-terrain vehicles (ATV), snowmobiles, Utility Terrain Vehicle (UTV), power sports accessories from USA suppliers to worldwide." Please revise this statement to clarify that (i) you will not begin to execute your business plan until the offering period is complete, (ii) you anticipate your main source of revenue from the beginning of your operations will be from helping customers with obtaining power sport vehicles from auctions in the US, rather than buying and selling, and (iii) you only have a European shipping agreement in place.

You may contact Effie Simpson at (202) 551-3346 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: David Lubin, Esq.
        David Lubin & Associates, PLLC